UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated January 22, 2015, announcing that (i) North Atlantic Drilling Limited ("NADL"), the Company's majority owned subsidiary, has launched an amendment process whereby the Company will provide a guarantee for NADL's  NOK 1.5 billion bond maturing in 2018 in exchange for replacing NADL's current financial covenants with the Company's financial covenants from the Company's NOK denominated bonds and (ii) NADL has launched an amendment process for its secured credit facilities whereby the Company will provide a guarantee and the terms of the loan agreements will be amended to align with the terms set forth in the Company's loan agreements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: January 26, 2015
	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - North Atlantic Drilling Launches Amendment Process for NADL NOK 1.5 Billion Bond Maturing in 2018

Hamilton, Bermuda, January 22, 2015 - Seadrill ("Seadrill" or the "Company") announces that its majority owned subsidiary, North Atlantic Drilling, has launched an amendment process whereby Seadrill Limited will provide a guarantee for North Atlantic Drilling's NOK 1.5 billion bond maturing in 2018, in exchange for some amendments to the bond covenant package, namely replacing the NADL's current financial covenants with Seadrill's financial covenants from Seadrill's NOK denominated bonds.

Concurrent with the amendment process for the Bond Agreement, North Atlantic Drilling has also launched an amendment process for its secured credit facilities whereby Seadrill will provide a guarantee.  Successful conclusion of this process will amend the terms of the loan agreements to align with the terms set forth in Seadrill's loan agreements.  North Atlantic's lenders have been supportive thus far and we expect successful conclusion of this amendment in the weeks to come.

FORWARD LOOKING STATEMENTS

The statements described in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which could be made include, but are not limited to, statements involving prospects for the Company, expected revenues, capital expenditures, costs and results of operations and contingencies and other factors discussed in the Company's most recent annual report on the Form 20-F for the year ended December 31, 2013 and in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Company or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.